April 6, 2016

VIA EDGAR AND FACSIMILE

Mr. Tom Kluck
Legal Branch Chief Office of Real Estate & Commodities
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    INTL FCStone Inc.
Registration Statement on Form S-3
Filed March 3, 2016
File No. 333-209912
Dear Mr. Kluck:
By letter dated March 24, 2016 (“Staff Letter”), the Staff of the Securities and Exchange Commission (the “Commission”) submitted comments with respect to its review of the Registration Statement on Form S-3 filed on March 3, 2016 by INTL FCStone Inc. (the “Company”). On behalf of the Company, set forth below are the Company’s responses to those comments. For your convenience, we have repeated each of the comments set forth in the Staff Letter and followed each comment with the Company’s response.
General

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As you know, we are reviewing your Form 10-K for the fiscal year ended September 30, 2015, and have issued comments in the connection with that review. Please confirm that you will amend the registration statement, as appropriate, to reflect your responses to our comments on the Form 10-K. In addition, please note that we will not be in a position to declare the registration statement effective until you have resolved all comments raised on the Form 10-K.

Company Response:
The Company confirms that it will amend the registration statement to reflect its responses to the Staff of the Securities and Exchange Commission's submitted comments with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ended September 30, 2015 as appropriate. In addition, the Company notes that the Commission will not be in a position to declare the registration statement effective until the Company has resolved all comments raised on the Form 10-K.
*        *        *
In connection with these responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the staff’s efforts in assisting the Company in its compliance with applicable disclosure requirements and enhancing the overall disclosure in its filings with the Commission. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (407) 741-5309.
Sincerely,

/s/ Brian T. Sephton
Brian T. Sephton, Chief Legal and Governance Officer

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